UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 13, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Health-Chem Corporation

File No. 001-06787 - CF# 18842

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Health-Chem Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-KSB filed on July 31, 2006.

Based on representations by Health-Chem Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.28	through February 27, 2016
Exhibit 10.29	through February 27, 2011
Exhibit 10.30	through February 27, 2016
Exhibit 10.38	through June 9, 2016
Exhibit 10.43	through April 27, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brigitte Lippmann
Special Counsel